News Release	AMEX, TSX Symbol: NG

Economic Study Demonstrates Low Cost Gold and Copper Production
from Galore Creek Project

5th August 2004, Vancouver – NovaGold Resources Inc. (AMEX, TSX: NG)

Highlights

  Independent Galore Creek study shows project potential for +20 year mine life with a rapid 3.4 year payback of mine capital using long-term metal prices.
  Project would produce an average of 270,000 ounces Gold, 1.8 million ounces Silver and 200 million pounds Copper annually during the first 5 years of production.
  Study envisions lower quartile total copper-gold production cash costs.
  Major exploration effort currently underway to support higher throughput scenarios and extend initial 5 years of elevated production.
  Pre-Feasibility targeted for mid-2005 with Environmental studies on track for EA submission in late 2005. Full Feasibility Study targeted for 2006.
  Conference Call Scheduled for 4:30 PM EST (1:30 PM PST) Monday, August 9th, 2004

Independent Preliminary Economic Assessment Summary Results

Hatch Limited, an independent engineering services company in Vancouver, B.C., Canada, has completed a Preliminary Economic Assessment Study (a scoping level study) of NovaGold's Galore Creek project located in Northwestern British Columbia. This Preliminary Economic Assessment shows that the Galore Creek project has the potential to recover at least 3.3 billion pounds of copper and 2.4 million ounces of gold over a 23 year mine-life. In the first 5 years the project would produce an average of 270,000 ozs gold, 1.8 million ozs silver and 200 million lbs copper yearly at an average total cash costs of $0.15 per pound of copper with precious metals as credits or negative -$180/oz of gold with copper and silver as a by-product credit using the gold institute guidelines (based on long-term transportation and refining cost projections and metal prices of US$0.90/lb Copper; US$375/oz Gold and US$5.50/oz Silver).

This study is the first in a series of development studies for the project assessing the potential viability of a conventional open-pit mining operation on the property using long-term average metal prices. The operating and capital costs estimated in the study were developed to be reasonable estimates within industry benchmarks. The study is intended to quantify the project's cost parameters which will, in turn, be used to guide ongoing exploration and engineering work and to define the optimal scale of the operation for a Feasibility Study.

"We are very pleased with the solid economics from this initial economic study at Galore Creek based on less than a year of work on the project by NovaGold," said Rick Van Nieuwenhuyse, president and CEO of NovaGold. "There remain significant opportunities to optimize and enhance the economics of the Galore Creek Project. Of particular note, our current exploration model indicates that there is excellent potential to add significantly to the overall resource and to expand the higher grade zones of mineralization this season – this could allow for significantly higher production levels and greater economies of scale for the project."

As envisioned in this Preliminary Economic Assessment Study the Galore Creek deposit would be developed by conventional open-pit mining methods at a rate of 30,000 tonnes per day of ore over the 23 year mine life. Both Indicated and Inferred resources were used to define the ultimate limits of the pit and for the economic analysis. Approximately 17% of the resources within the ultimate pit are Inferred Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. These Inferred resources will require further exploration to upgrade them to the higher Measured and Indicated categories.

The base case project economics include the purchase of an all new mining fleet, the construction of a processing facility, as well as the transportation and power infrastructure needed to support the operation. These preliminary economics only take in to account the Southwest and main Central deposits and do not include the addition of further resources that are believed to be geologically reasonable to be defined with additional exploration work.

Galore Creek Project - Economic Parameter Summary
	Base Case (1)	Copper	Gold	Silver

Plant Throughput (Tonnes/Day)	30,000
Mine Life (Years)	23
Ore Tonnage (Millions Tonnes)	242
Strip Ratio	1.75: 1

First Five Years of Production:
Average Grade		0.94%	0.96g/t	6.33g/t
Annual Average Metal Production		203 M Lbs	272,000 Ozs	1.82 Million Ozs

Life of Mine:
Average Grade		0.71%	0.47g/t	5.26g/t
Annual Average Metal Production		144 M Lbs	104,000 Ozs	1.4 Million Ozs

Total Recovered Metal		3.3 B Lbs	2.4 M Ozs	32.3 M Ozs
Metal Recovery (Life Of Mine)		91%	70%	82%
Cutoff Grade	0.334% CuEq

Direct Capital Cost (Millions)	US$332
Indirect Capital Cost (Millions)	US$86
20% Contingency (Millions)	US$81
Total (Millions) (2)	US$499

Operating Cost ($/tonne Ore) (2)
Mining	$3.21
Processing	$2.87
G&A	$0.99
Total Minesite Cost Per Tonne Ore	$7.07
Total Cost Per Tonne Ore	$11.29
Total Cash Cost First 5 Years (3)		$0.15/lb	(-$181/oz)
Total Cash Cost Life of Mine (3)		$0.50/lb	(-$179/oz)
Total Production Cost Life of Mine (4)		$0.70/lb

Notes: 1) Base case uses long-term average metal prices including the 20 year average price of copper at US$0.90/pound, a gold price of US$375/ounce and US$5.50/ounce for silver;
2) Cost estimates reflect scoping study level of accuracy, +/- 25%.
3) Cash costs include on-site and off-site operating costs, transportation and refining charges, with by-product metal credits. Numbers in parenthesis represent total cash costs per ounce of gold for the period calculated using gold institute guidelines.
4) Total Production Cost is the Total Cash Cost plus amortization of project capital.

Financial Analysis

A financial analysis using the parameters above indicates that, using the 20 year long-term average price for copper of US$0.90/lb, the Galore Creek project could generate a pre-tax rate of return (IRR) of between 11.2% to 16.6% and have an undiscounted after-tax Net Present Value (NPV) between US$329 million and US$500 million for the range of gold and silver prices considered in the study. At recent market prices for copper of $1.25/lb the pre-tax rate of return doubles to betweeen 23.3% to 27.1% and the undiscounted after-tax Net Present Value increases to between US$980 million to US$1.1 billion.

The Preliminary Economic Assessment evaluated the capital costs, operating and processing costs, taxes and treatment charge for the project. A sensitivity analysis shows that the rate of return is most sensitive to changes in the metals prices and grade followed by changes to the operating costs and then to changes in capital costs.

Financial Analysis and Metal Price Sensitivity
Sensitivity Matrix – Metal Prices (all equity case, all NPV and Payback Figures After-tax)
Copper Price		Gold Price ($/oz) / Silver Price ($/oz)
($/lb)		$350/$5	$375$5.50	$400/$6	$425/$6.50	$450/$7
0.80	NPV @ 0% (M$)	142.8	185.5	228.2	270.8	313.4
	NPV @ 5% (M$)	-21.6	5.1	31.6	58.4	85.0
	Pre-tax IRR (%)	5.9	7.6	9.2	10.8	12.3
	After-tax IRR (%)	4.0	5.2	6.4	7.6	8.7
	Payback (years)	4.0	3.8	3.6	3.4	3.3

0.90	NPV @ 0% (M$)	329.6	372.1	414.6	457.2	499.7
	NPV @ 5% (M$)	77.6	104.0	130.4	156.7	182.7
	Pre-tax IRR (%)	11.2	12.6	13.9	15.3	16.6
	After-tax IRR (%)	8.1	9.1	10.1	11.2	12.2
	Payback (years)	3.6	3.4	3.3	3.1	3.0

1.00	NPV @ 0% (M$)	515.6	558.1	600.6	643.1	685.7
	NPV @ 5% (M$)	175.1	201.2	227.4	253.2	278.6
	Pre-tax IRR (%)	15.3	16.5	17.7	18.9	20.1
	After-tax IRR (%)	11.3	12.3	13.2	14.2	15.0
	Payback (years)	3.2	3.1	3.0	2.8	2.7

1.10	NPV @ 0% (M$)	701.5	744.1	786.6	829.1	871.5
	NPV @ 5% (M$)	271.7	297.3	322.8	348.1	373.3
	Pre-tax IRR (%)	18.8	19.9	21	22.1	23.2
	After-tax IRR (%)	14.1	15	15.9	16.7	17.5
	Payback (years)	3	2.8	2.7	2.6	2.5

1.25	NPV @ 0% (M$)	980.1	1022.6	1065.1	1,107.5	1,150.0
	NPV @ 5% (M$)	414.1	439.3	464.4	489.6	514.8
	Pre-tax IRR (%)	23.3	24.3	25.3	26.2	27.1
	After-tax IRR (%)	17.7	18.5	19.2	20	20.8
	Payback (years)	2.6	2.5	2.4	2.3	2.2

Note: NPV = Net Present Value using an after-tax Discounted Cash Flow Analysis; IRR = Internal Rate of Return. Source: Hatch Limited.

Conclusions and Opportunities

The conclusions of the Hatch Preliminary Economic Assessment Study for the Galore Creek project confirms that the property contains a substantial resource that, with additional exploration and development, may be developed into a major new gold, silver and copper producing mine that could operate for over 23 years with estimated total cash costs in the lowest quartile of the copper-gold producers.

This study is the first in a series of development studies for the project that assesses the viability of a conventional open-pit mining operation on the property using long-term average metal prices. This study is intended to quantify the project's cost parameters and to direct the additional exploration and detailed engineering work that will ultimately define the optimal scale of the operation for a Feasibility Study. Future studies will look at substantially increasing the mine throughput based on the exploration potential of the project.

Exploration Potential

This study only considers the resources defined in the Southwest and main Central deposits and does not include any upside from the definition of new resources on extensions of the Southwest and Central deposits, or the potential for definition of new resources at the Junction Zone, West Fork, Saddle Zone or at Copper Canyon. In June, NovaGold initiated a major +20,000 meter (65,000 ft) drill campaign on the Galore Creek Project and is utilizing four diamond drills to complete this infill and resource expansion drilling.

At the Southwest and main Central deposits initial drilling of 8 drill holes last fall and subsequent resource modeling demonstrated that these deposits remain open to significant expansion. Two drills are currently testing the southeast margin of the Galore Creek Central deposit where a new significant zone of mineralization was discovered below and to the east of the currently defined resource. In addition, the area between the Southwest and Central deposits shows potential to connect the two resources and the Southwest deposit itself remains open to expansion further to the south.

Significant potential also exists to define new near-surface resources at the Junction Zone - a +3 kilometer long mineralized area that runs north of and parallel to the Southwest and Central deposits. Drilling in this area has intersected mineralization similar to the Southwest and main Central deposits. At the Copper Canyon target 4 kilometers east of the Galore main deposits historic drilling has identified a large area with average grades exceeding 0.75% copper and over 1 g/t gold. Excellent potential exists to define a new near-surface resource at Copper Canyon with drilling underway this season. Lastly, at the Saddle Zone, a few drill holes have identified a broad area of alteration and surface mineralization that sits between the main Galore deposits and Copper Canyon. Ground based geophysics over these areas has identified extensive induced polarization chargeability anomalies that may help define the extent of the mineralized system.

Key Upside Opportunities

  One of the Company's objectives is to define at least 30 million tonnes of new higher-grade resources as extensions of the known resources at Southwest and Central deposits or at any of the satellite deposits which may allow for the continuation of the higher level production rates beyond the first 5 years of the mine life. Such an extension would significantly increase the internal rate of return and net present value of the project.

  If sufficient resources can be defined at Galore Creek, a higher capacity mining and milling operation could be justified which should significantly enhance the project economics. An open-pit mineable resource base of 400 million tonnes would support doubling the proposed production capacity to 60,000 tonnes per day (tpd). Estimates by Hatch indicate that the initial capital would increase approximately 26% to $630 million for a 60,000 tpd throughput vs. $500 million for the 30,000 tpd case. With the drilling now underway, a second objective is to identify 400 million tonnes of resource suitable for mining at this scale of operation.

  Optimization of waste rock handling and production scheduling via conveyor transportation from the pit may be an alternative to hauling by truck to reduce mining costs. Either in-pit crushing and conveying, or in-pit truck haul to an external waste crushing and conveying system could potentially reduce many costs and improve project economics and will be studied in the upcoming Pre-Feasibility in mid-2005.

  Increasing the size of the equipment fleet to use larger trucks and electric rope shovels would reduce excavation and loading costs for mining compared to the present diesel excavators in the current model. The initial capital cost of these units is higher, but over the project life significant savings in operating costs could be achieved. This approach will also be included as part of the project Pre-Feasibility Study.

This Preliminary Economic Assessment Study was completed under the direction of Paul Hosford, P.Eng., Project Manager for Hatch Limited, an independent Qualified Person as defined by National Instrument 43-101. Hatch Limited is one of the largest engineering service companies in North America. Hatch has a highly experienced mining team working in all facets of the industry and was chosen to complete the independent economic assessment study at Galore Creek based on their experience with numerous northern projects particularly in British Columbia. A detailed technical report for this scoping study will be filed and available for review at www.sedar.com.

Resource Update and Current Environmental Work Program

In May 2004 an updated resource estimate for the Galore Creek project showed that the deposit hosts an Indicated Resource of 285.9 million tonnes grading 0.44 g/t gold, 5.7 g/t silver and 0.73% copper containing 4.0 million ounces of gold, 52.2 million ounces of silver and 4.6 billion pounds of copper with an additional Inferred Resource of 98.8 million tonnes grading 0.37 g/t gold, 4.8 g/t silver and 0.54% copper containing 1.2 million ounces of gold, 17.2 million ounces of silver and 1.3 billion pounds of copper using a 0.5% copper equivalent cut-off grade. The resource estimate for the project was completed by Peter A. Lacroix, P. Eng., principal of Associated Mining Consultants Ltd., who is a qualified person as defined by NI 43-101.

Four drills are currently working on the project and a fifth drill is anticipated to be added in August. Initial drill results are anticipated to be available starting in August with an updated resource estimate based on this seasons drilling anticipated to be completed before year-end. NovaGold has engaged the Tahltan Nation Development Corporation and Rescan Environmental Services new joint company (RTEC) to carry out environmental baseline studies on the Galore Creek Project. RTEC will take the lead in collecting all baseline information and in assembling and interpreting this information for the Galore Creek Environmental Assessment Report anticipated to begin in 2005. In addition to RTEC, BGC Engineering of Vancouver has been contracted to complete detailed Pre-Feasibility level geotechnical studies on the proposed access routes and mine facilities. This work will be completed in conjunction with the on-going Pre-feasibility and exploration program.

Senior Project Engineer Joins NovaGold to Lead Technical Studies

The Company is pleased to announce that Mr. Dean Lindsay will be joining the NovaGold management team to lead technical studies for the Galore Creek project and to support other corporate activities. Mr. Lindsay brings more than 28 years of mine design, construction and operations experience to the Company. Most recently he was Manager, Feasibility Studies and Evaluations and Manager of Metallurgy within the Design & Construction Group for Placer Dome Inc. The addition of Mr. Lindsay's key engineering design and operational experience will help support the Company's continued growth as an emerging, low cost, precious metals company.

Mid-Year Exploration Update and 2nd Quarter Financial Results Conference Call Scheduled for Monday, August 9th

A conference call and webcast to review developments at Galore Creek, Rock Creek, Donlin Creek and Ambler projects as well as the Company's 2nd quarter financial results will be held on Monday, August 9th, 2004 at 4:30 PM Eastern Time (1:30 PM Pacific). To participate in the conference call, please dial 416-405-9310 or toll free at 1-877-211-7911. Live audio of the conference call will be simultaneously broadcast via NovaGold's website at www.novagold.net.

The call will also be available for replay until August 12th, 2004 by calling 416-695-5800 or 1-800-408-3053. The webcast link will also be archived on the NovaGold website.

About NovaGold

NovaGold is a precious metals company focused on creating value through the exploration and development of high quality mineral properties in North America. NovaGold is advancing four separate million-plus-ounce projects including three of the largest undeveloped resources in North America: the Galore Creek gold-silver-copper project, the Donlin Creek project in partnership with Placer Dome, and the Ambler project in partnership with Rio Tinto. NovaGold has 62.8 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at: www.novagold.net.

For more information contact:

Greg Johnson, VP Corporate Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company's projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company's registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission.. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.